Exhibit (a)(5)(B)

Lancer Capital Completes Tender Offer for Shares of Iconix Brand Group

August 2, 2021

NEW YORK, August 2, 2021 -- Iconix Merger Sub Inc. (“Purchaser”), a subsidiary of Iconix Acquisition LLC (“Parent”) and an affiliate of Lancer Capital, LLC (“Lancer Capital”), and Iconix Brand Group Inc. (“Iconix”) (Nasdaq: ICON) today announced the successful completion of Purchaser’s offer to purchase all the outstanding shares of Iconix common stock for $3.15 per share, without interest and subject to any applicable withholding taxes, net to the seller in cash. Lancer Capital intends to complete the acquisition of Iconix through a second-step merger.

The tender offer and withdrawal rights expired one minute after 11:59 p.m., New York City time, on July 30, 2021. Continental Stock Transfer & Trust Company, the depositary and paying agent for the tender offer, has advised Lancer Capital that approximately a total of 8,193,534 shares of common stock of Iconix were validly tendered into and not withdrawn from the tender offer (excluding those shares delivered pursuant to Notices of Guaranteed Delivery), representing approximately 56.3037% of the currently outstanding shares of common stock of Iconix.

The number of shares of common stock of Iconix tendered into the tender offer (excluding those shares delivered pursuant to Notices of Guaranteed Delivery) satisfies the minimum tender condition of the tender offer. All other conditions to the tender offer having been satisfied or waived, and Purchaser accepted for payment, and expects to promptly pay for, all shares of common stock of Iconix validly tendered into and not withdrawn from the tender offer.

As the final step of the transactions, Lancer Capital intends to cause the merger of Purchaser with and into Iconix on August 4, 2021, without a vote or meeting of Iconix’s shareholders in accordance with Section 251(h) of the Delaware General Corporation Law. In connection with the merger, each share of common stock of Iconix issued and outstanding immediately prior to the effective time of the merger (other than those shares held in the treasury of Iconix or owned by any direct or indirect wholly owned subsidiary of Iconix and shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent, or by any stockholders of Iconix who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law) will be converted into the right to receive $3.15 per share, net to the seller, in cash, without interest and less any applicable withholding taxes.

Following consummation of the merger, the shares of common stock of Iconix will be delisted and will cease to trade on the Nasdaq. Iconix and Lancer Capital will take steps to cause the shares of common stock of Iconix to be deregistered under the Exchange Act as promptly as practicable.

Alliance Advisors, LLC is the Information Agent for the tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to them by telephone, toll-free, at (833) 501-4701 or by e-mail at ICON@allianceadvisors.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Forward-Looking Statements

Any forward-looking statements, including, but not limited to, statements regarding the proposed transaction between Lancer Capital and Iconix, the ability of the parties to complete the transaction and the expected timetable for completing the transaction, strategic and other potential benefits of the transaction, and other statements about Lancer Capital’s future expectations, beliefs, goals, plans or prospects, are subject to risks and uncertainties such as those described under the heading “Risk Factors” in Iconix’s periodic reports on file with the SEC. These statements speak only as of the date of this press release and are based on Lancer Capital’s and Iconix’s current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger, dated as of June 11, 2021, among Parent, Purchaser and Iconix; changes in financial markets; changes in economic, political or regulatory conditions; changes in facts and other circumstances and uncertainties concerning the proposed transaction; and other factors set forth from time to time in Iconix’s SEC filings, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as the tender offer statement, solicitation/recommendation statement and other tender offer documents that will be filed by Lancer Capital and Iconix, as applicable. Lancer Capital and Iconix caution investors not to place considerable reliance on the forward-looking statements contained in this press release. Except as required by applicable law or regulation, Lancer Capital does not undertake any obligation to update or revise any such forward-looking statements to reflect future events or circumstances.

Important Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell common stock of Iconix or any other securities. This communication is for informational purposes only.